Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
WCA Waste Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-131875, No. 333-139809 and No. 333-170076) on Form S-8 of WCA Waste Corporation of our reports dated March 15, 2012, with respect to the consolidated balance sheets of WCA Waste Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of WCA Waste Corporation.

/s/ KPMG LLP

Houston, Texas
March 15, 2012